ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Michelle Huynh
T +1 617 235 4614
michelle.huynh@ropesgray.com

September 23, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:   PIMCO Access Income Fund (the “Fund”)

    File Nos. 333-272394 and 811-23749

Dear Ms. Dubey:

Thank you for your oral comments provided on June 26, 2023 and June 28, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on June 2, 2023.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently. In advance of filing Amendment No. 1, the Fund has included as Appendix A to this letter the completed fee table and expense example for the staff’s review. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

* * *

PROSPECTUS

Cover

1.

Comment: The first sentence under “Leverage” on page (iii) states that the Fund “currently utilizes leverage principally through reverse repurchase agreements.” Please inform the staff whether the Fund treats reverse repurchase agreements as borrowings under Section 18 of the 1940 Act for which it uses asset coverage.

Response: The Fund currently treats reverse repurchase agreements as derivatives transactions for purposes of Rule 18f-4.

2.

Comment: The staff notes the reference to “future issuance of preferred shares” in the second paragraph under “Leverage” on page (iii). If the Fund currently intends to issue preferred shares, please reflect the cost of such issuance in the fee table.

Response: The Fund does not currently intend to issue preferred shares.

Prospectus Summary

3.	Comment: Please delete “newly organized” from the first sentence under the section “The Fund” on page 1.

Response: The Fund will make the requested change.

4.

Comment: The first sentence of the third paragraph on page 4 states: “The Fund seeks to achieve its investment objectives by utilizing a dynamic asset allocation strategy . . . including emerging market issuers and real estate-related investments (such real estate-related investments, collectively, ‘real estate investments’).” Please identify the real estate-related investments that are part of the Fund’s principal investment strategies and then define these investments collectively as “real estate investments.”

Response: The Fund will add the following in response to the staff’s comments:

Real estate related investments include, but are not limited to, CMBS, commercial real estate CLOs, preferred equity issued by real estate investment trusts or companies that develop, own and operate commercial and/or residential real estate assets, loans backed by commercial and/or residential real estate assets, and securities issued by publicly-traded real estate investment trust.

5.

Comment: The last sentence of “Portfolio Management Strategies—Credit Quality” on page 6 states: “The Fund may, for hedging, investment or leveraging purposes, make use of credit default swaps . . .” Consider whether this is the right place for credit default disclosure or if it should be part of the derivatives risk section.

Response: The Fund has considered the staff’s comment and believes the current placement of the disclosure is appropriate.

6.

Comment: Please review the list of principal investments under “Portfolio Contents – Principal Investments” and move any that are non-principal out of the prospectus summary. See Instruction to Item 3.2 and Instruction 1 to Item 8.4 of Form N-2.

Response: The Fund respectfully submits that the current disclosure is consistent with the requirements of Form N-2.

7.	Comment: Regarding the first paragraph on page 8, please either delete the third sentence or the last sentence as they are duplicative.

Response: The Fund will make the requested change and delete the last sentence.

8.	Comment: The staff notes the discussion of the Fund’s 50% policy on page 11. Please confirm this 50% policy still applies to the Fund.

Response: The Fund so confirms.

9.

Comment: The second paragraph under “Principal Risks of the Fund—Limited Term Risk” states: “It is expected that Common Shareholders will receive cash in any liquidating distribution from the Fund, regardless of their participation in the Plan.” Please clarify what “the Plan” refers to.

Response: The Fund will revise the disclosure as follows (additions in bold/underline):

It is expected that Common Shareholders will receive cash in any liquidating distribution from the Fund, regardless of their participation in the Dividend Reinvestment Plan.

10.	Comment: Please italicize the sub-heading “—Management Risk” on page 22.

Response: The Fund will format this sub-heading for consistency with the formatting of other risk disclosures under the “—Principal Risks of the Fund” section.

11.

Comment: The first paragraph under “Loan Origination Risk” states: “The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment.” Please provide detailed disclosure on how the Fund may offer originated loans for sale to third parties and any corresponding risks. The staff may have further comments after reviewing the Fund’s response.

Response: The Fund would retain the flexibility to dispose of the loans it originates in any manner consistent with applicable law and the Fund’s investment policies and restrictions, including, for example, selling loans to a third party that intends to securitize the assets. However, the Fund does not currently expect to directly engage in a loan securitization without taking into account comments provided by the staff on December

23, 2016 in connection with the initial registration statement of PIMCO Flexible Credit Income Fund and will address in such responses, among other things, how risk retention rules would affect the Fund’s securitization practices.

12.	Comment: Please place the “—Currency Risk” sub-heading next to the first paragraph of this risk disclosure on page 38.

Response: The Fund will make the requested change.

Prospectus

13.

Comment: The first sentence of footnote 2 to the fee table on page 63 states: “Reflects the Fund’s use of leverage in the form of reverse repurchase agreements averaged over the period ended [ ], which represented [ ]% of the Fund’s total average managed assets (including assets attributable to reverse repurchase agreements) as of that date, at an estimated annual interest rate of [ ]% as of [ ] . . .” Please also disclose the Fund’s use of leverage in the form of reverse repurchase agreements as a percentage of the Fund’s net assets.

Response: The Fund will add the requested disclosure. See Appendix A.

14.	Comment: Regarding the Fund’s expense examples, if accurate, please disclose here that the examples showing the effects of sales load will be disclosed in a prospectus supplement.

Response: The Fund will add the requested disclosure. See Appendix A.

15.

Comment: Please consider if the following sentence found on page 146 under “Net Asset Values” is correct, given that the Fund’s shares trade on the NYSE: “The price of the Fund’s Common Shares is based on the Fund’s NAV.”

Response: The Fund will delete the above-referenced disclosure.

Part C

16.	Comment: Regarding Item 25(l), please confirm that the legality opinion will be consistent with Staff Legal Bulletin 19.

Response: The Fund so confirms.

17.

Comment: Regarding the Powers of Attorneys filed under Item 25(t), the staff believes new powers of attorney should be filed for this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. See Rule 483(b) under the Securities Act.

Response: The Fund believes that the Powers of Attorney on file with the SEC complies with Rule 483(b) in that it specifically contemplates registration statements on Form N-2. Nevertheless, the Fund will file new Powers of Attorney with Amendment No. 1.

Other

18.	Comment: Please add an “unresolved staff comment” section. See Item 24(h)(4).

Response: The Fund hereby confirms that it will include unresolved staff comments, to the extent the Fund believes any specific unresolved comments are material, in the Fund’s next annual shareholder report.

*  * *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Adam Schlichtmann at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh

cc:	Timothy A. Bekkers, Esq.
Jaime Dinan, Esq.
David C. Sullivan, Esq.
Adam M. Schlichtmann, Esq.

Appendix A

Summary of Fund Expenses

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Common Shares of the Fund would bear, directly or indirectly, as a result of an offering. The table reflects the use of leverage in the form of reverse repurchase agreements averaged over the period ended June 30, 2024 in an amount equal to 42.34% of the Fund’s total average managed assets (including assets attributable to such leverage) and 73.43% of the Fund’s total average net assets attributable to Common Shares and shows Fund expenses as a percentage of net assets attributable to Common Shares. The percentages above do not reflect the Fund’s use of other forms of economic leverage, such as credit default swaps or other derivative instruments. The table and example below are based on the Fund’s capital structure as of June 30, 2024. The extent of the Fund’s assets attributable to leverage following an offering, and the Fund’s associated expenses, are likely to vary (perhaps significantly) from these assumptions.

Shareholder Transaction Expenses:

Percentage of Offering Price

Sales Load (as a percentage of offering price)(1)	[]%

Offering Expenses Borne by Common Shareholders (as a percentage of offering price)(2)	[]%

Dividend Reinvestment Plan Fees(3)	None

(1)

In the event that the Common Shares to which this prospectus relates are sold to or through underwriters or dealer managers, a corresponding prospectus supplement will disclose the applicable sales load and/or commission.

(2)

The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Fund and indirectly by all of its Common Shareholders as a percentage of the offering price.

(3)

You will pay brokerage charges if you direct your broker or the plan agent to sell your Common Shares that you acquired pursuant to a dividend reinvestment plan. You may also pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Plan. See “Dividend Reinvestment Plan.”

Annual Expenses

Percentage of Net Assets Attributable to Common Shares (reflecting leverage attributable to reverse repurchase agreements)

Management Fees(1)	2.18%

Interest Payments on Borrowed Funds(2)	4.92%

Other Expenses(3)	0.01%

Total Annual Expenses(4)	7.11%

(1)

Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee).” Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 1.25% of the Fund’s average daily total managed assets. Total managed assets includes total assets of the Fund (including any assets attributable to any reverse repurchase agreements, dollar rolls/buy backs, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls/buy backs and borrowings).

The Fund (and not PIMCO) will be responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the investment management agreement. Please see “Management of the Fund — Investment Manager” for an explanation of the unified management fee and definition of “total managed assets.”

(2)

Reflects the Fund’s use of leverage in the form of reverse repurchase agreements averaged over the period ended June 30, 2024, which represented 42.34% of the Fund’s total managed assets and 73.43% of the Fund’s total net assets (, with respect to each percentage, including assets attributable to reverse repurchase agreements) as of that date, at an annual interest rate cost to the Fund of 6.28%, which is the weighted average interest rate cost during the period ended June 30, 2024. See “Leverage—Effects of Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls/buy backs and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

(3)	“Other Expenses” are estimated for the Fund’s current fiscal year ending June 30, 2024.

(4)	“Interest Payments on Borrowed Funds” are borne by the Fund separately from the management fees paid to PIMCO. Excluding such expenses, Total Annual Expenses are 2.19%.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund, assuming (1) that the Fund’s net assets do not increase or decrease, (2) that the Fund incurs total annual expenses of 7.11% of net assets attributable to Common Shares in years 1 through 10 (assuming assets attributable to reverse repurchase agreements representing 42.34% of the Fund’s total managed assets) and (3) a 5% annual return(1):

	1 Year	3 Years	5 Years	10 Years

Total Expenses Incurred	$70	$207	$337	$640

(1)

The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Expenses table are accurate, that the rate listed under Total Annual Expenses remains the same each year and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example does not include commissions or estimated offering expenses, which would cause the expenses shown in the example to increase. In connection with an offering of Common Shares, the prospectus supplement will set forth an example including sales load and estimated offering costs.